EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRAS

Name	Percentage of Shareholding
Furnas	99.54%
Chesf	99.45%
Eletrosul	99.71%
Eletronorte	99.03%
Eletronuclear	99.81%
Itaipu Binacional (*)	50.00%
CGTEE	99.94%
Eletropar	81.61%
Distribuição Rondônia	99.96%
Distribuição Alagoas	75.16%
Distribuição Piauí	98.56%
Distribuição Acre	93.29%
Amazonas Energia (**)	100.00%

(*)	Jointly controlled with ANDE (Paraguay).
(**)	Former Manaus Energia